March 27, 2023

VIA EDGAR CORRESPONDENCE

Scott Stringer
Joel Parker
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: Herc Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 14, 2023
File No. 001-33139

Dear Mr. Stringer:

This letter sets forth the response of Herc Holdings Inc. (the "Company") to the comment contained in your letter dated March 16, 2023, relating to the Company's Form 10-K for the fiscal year ended December 31, 2022 (the "Form 10-K") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed with the Securities and Exchange Commission (the "Commission") on February 14, 2023. The comment of the Staff of the Commission (the "Staff") is set forth in bold/italicized text below, and the Company's response is set forth in plain text immediately beneath such comment.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 8. Financial Statements and Supplementary Data
Note 11 - Debt
Accounts Receivable Securitization Facility, page 59

1.You state that the AR Facility is excluded from current maturities of long-term debt as you have the intent and ability to consummate refinancing and extend the term of the agreement. Please provide us with your analysis supporting your accounting. Refer to ASC 470-10-45-14.

Response: The Company respectfully acknowledges the Staff's comment and advises the Staff that it has evaluated the requirements of ASC 470-10-45-14, which permits a short-term obligation to be excluded from current liabilities of an entity if the entity intends to refinance the obligation on a long-term basis and the intent to refinance the short-term obligation on a long-term basis is supported by an ability to consummate the refinancing. ASC 470-10-45-14 requires that the following conditions be met in order for an entity to conclude that it has the ability to consummate the refinancing:

•The agreement used to refinance the short-term obligation does not expire within one year from the date of the entity’s balance sheet and during that period the agreement is not cancelable by the lender (except under certain limited conditions);

•No violation of any provision of the agreement used to refinance the short-term obligation exists at the applicable balance sheet date and no available information indicates that a violation has occurred thereafter but before the balance sheet is issued, or, if one exists at the balance sheet date or has occurred thereafter, a waiver has been obtained, and
•The lender is expected to be financially capable of honoring the agreement used to refinance the short-term obligation.

The Company classified the $335 million AR Facility as long-term debt at December 31, 2022, due to the Company’s intent to refinance the AR Facility on a long term basis and the Company’s ability to consummate such refinancing as evidenced by:

•Under the terms thereof, the Company (i) has the ability to draw on the ABL Credit Facility (as defined in the Form 10-K) dated July 31, 2019, as amended on July 5, 2022, between certain subsidiaries of the Company and Bank of America, N.A., as agent, and the financial institutions from time to time party thereto, for the full amount of the Company’s obligations under the AR Facility; (ii) such borrowings would be on terms exceeding one year (the ABL Credit Facility expires on July 5, 2027) to finance the full obligation under the AR Facility; and (iii) the ABL Credit Facility is not unilaterally cancellable by the lender
•No violation of any provision of the ABL Credit Facility existed at either the balance sheet date or any date thereafter and prior to the issuance of the balance sheet and corresponding representations to such lack of violation made by the management of the Company, and
•The Company’s expectation, based on review of credit worthiness of the lenders under the ABL Credit Facility, is that they are financially capable of and are obligated to perform under the terms of ABL Credit Facility.

Based on the analysis above, management has concluded that the Company had both the intent and the ability to refinance the borrowings under the AR Facility on a long-term basis and, therefore, classification as long-term is appropriate.

In subsequent filings, we acknowledge that it would be appropriate to include disclosure in the notes to the financial statements that the intent of the Company is to fund the AR Facility’s borrowings on a long-term basis either by further extending the maturity date of the AR Facility or by utilizing the capacity available at the balance sheet date under the ABL Credit Facility.
* * *

If you require additional information or have questions, please do not hesitate to call me at (239) 301-1000.

Sincerely,
/s/ Mark Humphrey
Mark Humphrey
Senior Vice President and Chief Financial Officer
Herc Holdings Inc.